Form 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO

SECTION

12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

DIGITAS INC.

(Exact name of registrant as specified in its charter)

DELAWARE	04-3494311
(State of Incorporation)	(I.R.S. Employer Identification No.)
33 Arch Street Boston, Massachusetts	02110
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this relates:

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NASDAQ

Common Stock, $0.01 par value (1)

(Title of Class)

(1) This amendment relates to the common stock, par value $0.01 per share, of the registrant and associated rights to purchase the registrant’s Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share.

This Form 8-A/A amends and supplements the Registration Statement on Form 8-A filed by Digitas Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission on January 28, 2005 (including the Exhibits thereto, the “Form 8-A”). Capitalized terms used without definition herein shall have the meaning set forth in the Shareholder Rights Agreement, dated as of January 25, 2005 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, as rights agent (the “Rights Agent”).

Item 1. Description of Registrant’s Securities to be Registered.

Item 1 of the Form 8-A is amended and supplemented by adding the following:

Amendment to Rights Agreement

In connection with the expected execution of the Agreement and Plan of Merger, dated as of December 20, 2006 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France (the “Parent”), and Pacific Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), the Company and American Stock Transfer & Trust Company, as Rights Agent, entered into Amendment No. 1 to the Rights Agreement, dated as of December 20, 2006 (the “Amendment”). The Amendment provides that: (i) Parent, Purchaser and their Affiliates and Associates, either individually, collectively or in any combination, will not be deemed to be an “Acquiring Person” solely by virtue or as a result of the approval, execution, delivery, adoption or performance of the Merger Agreement or the commencement or consummation of the Offer or the Merger (as such terms are defined in the Merger Agreement) or any other transactions contemplated thereby, (such actions described in this sentence, the “Permitted Events”) and (ii) no “Stock Acquisition Date” or “Distribution Date” will be deemed to have occurred solely by virtue or as a result of the public announcement of any Permitted Event.

The Amendment also provides that the Rights will become exercisable both after the Distribution Date and prior to (i) the time immediately prior to the acceptance for payment and payment for any shares of Common Stock tendered pursuant to the Offer (“Acceptance Time”), but only if the Acceptance Time shall occur, (ii) the tenth anniversary of the Record Date, (iii) the time at which the Rights are redeemed as provided in Section 23 of the Rights Agreement, or (iv) the time at which such Rights are exchanged as provided in Section 24 of the Rights Agreement. Pursuant to the Amendment, the Company will provide the Rights Agent with notice of the Acceptance Time; provided, however, that failure to notify the Rights Agent of the Acceptance Time will not in any way effect the time at which the Rights will cease to be exercisable. Additionally, the Amendment provides that immediately prior to the Acceptance Time, but only if the Acceptance Time occurs, the Rights Agreement will terminate without further force or effect and none of the parties to the Rights Agreement nor the holders of the Rights will be entitled to any benefits, rights or other interests under the Rights Agreement, including, without limitation, the right to purchase or otherwise acquire Preferred Stock or any other securities of the Company or of any other Person; except that Sections 18 and 20 of the Rights Agreement will survive such termination.

The Amendment is attached hereto as an exhibit and is hereby incorporated by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment.

Item 2: Exhibits.

Exhibit No.	Description
10.1	Amendment No. 1 to the Shareholder Rights Agreement, dated as of January 25, 2005, by and between the Digitas Inc. and American Stock Transfer & Trust Company, as Rights Agent.

2

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

DIGITAS INC.

Date: December 20, 2006

By:	/s/ Brian K. Roberts
Name:	Brian K. Roberts
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 1 to the Shareholder Rights Agreement, dated as of January 25, 2005, by and between the Digitas Inc. and American Stock Transfer & Trust Company, as Rights Agent.